

Distribution Date   February 15, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Principal Amount Class B (Notional Value)	Principal Payment	Ending Principal Amount	Fixed Rate	Accural Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 80,000,000.00	$0.00	$ 80,000,000.00	6.00000%	180	30/360	$ 2,400,000.00	$0.00	$ 2,400,000.00
$ 3,564,000.00	$0.00	$ 3,564,000.00	37.1773	n/a	n/a	$ 132,500.00	$0.00	$ 132,500.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security	Goldman Sachs Group Inc 6.345% Cap I
	February 15, 2034 Cusip 38143VAA7
Payment Dates	February & August 15 or NBD
Current Principal Balance	$80,000,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$2,538,000.00

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
38143VAA7	A1	A-		Baa3	21-Jun-12	BB+	29-Nov-11
804111201	A1	A-		Baa3	22-Jun-12	BB+	16-Dec-11
804111AA0	A1	A-		N/A	N/A	BB+	16-Dec-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.